

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2010

Mr. Hui Tian Tang
Chief Executive Officer
China BCT Pharmacy Group, Inc.
No. 102, Chengzhan Road
Liuzhou City, Guangxi Province, P.R.C. 545007

RE: **China BCT Pharmacy Group, Inc.**
Amendment to Registration Statement on
Form S-1
Filed August 31, 2010
File No. 333-165161
Form 10-K for Fiscal Year Ended
December 31, 2009
Filed March 31, 2010
File No. 333-145620

Dear Mr. Tang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update the disclosure in the summary and the business sections regarding the percent of revenues attributable to each segment as of the most recent interim financial period, as was disclosed in the MD&A section.

2. Your response to prior comment eight from our letter dated August 19, 2010 indicates that MOFCOM approved Forever Well's acquisition of Lihzhou BCT on June 13, 2008. We were unable to locate this in your disclosures. Please advise or revise.

3. Please revise the disclosure throughout the prospectus to state the amount of liquidated damages that have accrued to date.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61

4. We note the disclosure added to page 63 that you expect your new Diphenoxylate tablets to contribute $1.8 million to your annual revenues. Please revise to address the amount that this product is currently contributing to revenues and indicate how long you anticipate it will be in order to reach the $1.8 million sales level. Finally, please advise us of the basis of this assertion.

Liquidity and Capital Resources

Operating Activities, page 74

5. We reviewed your response to our prior comment 16, noting a significant increase in your accounts receivable turnover. Your revised disclosure indicates that hospitals may delay payment to you due to other uses of cash (i.e. construction and expansion work), but you believe such receivables are highly secured as all hospitals are owned or controlled by the PRC government. With respect to your receivables from hospitals and in order to provide further context to your disclosure, please revise to clarify if you have historically written off any receivables to hospitals. If there have been no instances of such write offs, please state so.

Interim Financial Statements for the Six Months Ended June 30, 2010

Notes to Financial Statements

Note 18 – Stock Option Arrangements, Q-24

6. We reviewed your response to our prior comment 26. With respect to your fair value calculation, please address the following:
   - Considering the expected term is generally an output of a binomial model, tell us how the expected term of 10 years was determined. Refer to FASB ASC 718-10-55-30.
   - Tell us how you determined the risk-free interest rate of 4.78%. Refer to FASB ASC 718-10-55-28.
   - Tell us how you determined the expected volatility of 30%. Refer to FASB ASC 718-10-55-36.
   - Tell us how you determined the requisite service period, including a specific explanation of the end of service period date (i.e. March 1, 2011).
   - Tell us which specific model you used to calculate the fair value of the options issued.

Note 22 – Subsequent Events, page Q-27

7.   We reviewed your response to our prior comment 27. Your response did not address our comment, thus the comment will be reissued. We note your disclosure herein has references to "this Form 10-Q." Please revise to remove such references or tell us why you believe they are appropriate.

8.   With consideration to our comment above, we note your disclosure that there were no subsequent events requiring disclosure through the date you filed your Form 10-Q (i.e. August 16, 2010). We also note that your registration payment arrangements, as disclosed in Note 23d to your audited financial statements, require the payment of liquidated damages to investors if your registration statement was not declared effective prior to the 180th day after February 1, 2010 (or July 30, 2010). Considering your registration statement had not been declared effective by July 30, 2010, tell us how you considered such event within the context of your disclosures of subsequent events. Refer to FASB ASC 855-10-50.

Audited Financial Statements for Fiscal Years Ended December 31, 2009 and 2008

Notes to Financial Statements

Note 2 – Reorganization, page F-9

9.   We reviewed your response to our prior comment number 29. Your response reiterated a prior response and stated that the call right provided to Property Management has no value, but you do not provide a basis under GAAP to support your accounting treatment. As a result, the comment will be partially reissued. Tell us how you accounted for the call right provided to Property Management for a 51% share of BCT retail (Exhibit 10.9 to the Form 8-K filed on December 31, 2009) and provide specific references to authoritative accounting literature that supports your position.

10.   We reviewed your response to our prior comment 30. Your response reiterated a prior response you provided and included a reference to Regulation S-X to support your accounting treatment for the transaction between Forever Well and Liuzhou BCT. As your response did not provide a basis under GAAP to support your accounting treatment, the comment will be reissued. Considering Forever Well was owned by Ms. Zhang and Liuzhou BCT was owned by the former and current employees and directors of Liuzhou BCT at the time of the transaction, please tell us how the acquisition of Liuzhou BCT by Forever Well in August 2008 meets the requirements of a common control transaction. In your response, please provide a detailed analysis of the specific authoritative accounting literature you relied upon to support your accounting treatment.

11.   In connection with the comment above, we note that Ms Zhang "undertook to" Hui Tain Tang, Jing Hua Li, Wen De Wei, You Ru Jiang, Chun Lin Liu, and Bang Fu Wang that no further directors would be appointed to either the board of Ingenious, Forever Well or

Liuzhou BCT without their consent. Please (i) tell us when this agreement was reached, (ii) tell us if this agreement was memorialized in writing and (iii) provide us with a courtesy copy of such agreement if it exists.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director